26 March 2003




                                Allied Domecq PLC

Allied Domecq PLC will be announcing its interim results for the six months ended 28 February 2003 on Thursday, 24 April 2003.

ENDS




Media Enquiries:    Stephen Whitehead, Allied Domecq PLC - +44 (0)20 7009 3927

Investor Enquiries:    Peter Durman, Allied Domecq PLC - +44 (0)117 978 5753